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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 1998
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
ECO SOIL SYSTEMS, INC.
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Full Name of Registrant

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Former Name if Applicable
10740 THORNMINT ROAD, SUITE 200
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Address of Principal Executive Office (Street and Number)
SAN DIEGO, CA 92127
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Eco Soil Systems, Inc. (the "Company") could not be filed within the prescribed time period because the Company recently hired a new Chief Financial Officer ("CFO"). The press release attached hereto as Exhibit A describes the resignation of the Company's former CFO and appointment of the Company's new CFO. Although the Company's former CFO has agreed to assist in the year-end audit process and the preparation of the Company's Form 10-K, the transition within the Company's finance and accounting department has diverted management's attention and caused unforeseen delay. As a result, the Company has been unable to obtain, without unreasonable effort or expense, all the information necessary to file within the prescribed time period.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
    William B. Adams                         (619)              675-1660
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's results of operations changed significantly between 1997 and 1998. The press release attached hereto as Exhibit B explains both narratively and quantitatively the magnitude of the changes and the reasons therefor.
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                            ECO SOIL SYSTEMS, INC.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  April 1, 1999                          By /s/ William B. Adams
        ---------------------------------------    ----------------------------
                                                   William B. Adams
                                                   Chairman of the Board and
                                                   Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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                                 EXHIBIT A

                           ECO SOIL SYSTEMS, INC.
                         ATTACHMENT TO FORM 12b-25

PART III -- NARRATIVE

                ECO SOIL SYSTEMS ANNOUNCES MANAGEMENT CHANGES

RANCHO BERNARDO, CA, MARCH 30, 1999 -- Eco Soil Systems, Inc. (NASDAQ: ESSI) today announced that L. Jean Dunn, Jr., Chief Financial Officer, has informed the Company that he will resign as an officer of the Company effective March 31, 1999.

"Jean has played a key roll in Eco Soil's transition to a public company and its rapid growth to date," said William B. Adams, Chairman and Chief Executive Officer. "Although his contributions will be missed, we wish him the very best as he leaves to pursue other business opportunities."

Mr. Dunn, who has served as Chief Financial Officer since the summer of 1996, added: "I have genuinely enjoyed my relationship with Eco Soil over the past three years, and I will miss my associates at the Company. I am proud of my accomplishments at Eco Soil, and as I step down as Chief Financial Officer, I believe that I leave the Company well positioned for the future."

Upon Mr. Dunn's resignation, Mark Buckner will assume the duties of Chief Financial Officer for the Company.

"Mark has extensive experience in the financial management and financing of high-growth companies," said Mr. Adams. From 1996 through 1998, Mr. Buckner served as Corporate Treasurer for NextWave Telecom, Inc. Mr. Buckner also previously has served as Chief Financial Officer for WORLDxCHANGE Communications (from 1994 through 1996), U.S. Long Distance Corp (from 1988 through 1993), and The Southwest Venture Partnerships (from 1983 through
1988). Prior to these roles, Mr. Buckner practiced public accounting with Arthur Andersen and Co. for seven years.

Eco Soil Systems, distributes and supports a proprietary line of biotech products that are used to treat chronic soil and water quality problems. The Company's principal proprietary product is the BioJect-R-, which cultures and dispenses biological products through irrigation systems. The Company distributes a wide range of turf maintenance products principally through Turf Partners, Inc. a division of the Company with warehouses in Arizona, Connecticut, Illinois, Indiana, Michigan, New Hampshire, New York, Ohio, Pennsylvania, Southern California and Virginia. The Company distributes irrigation supplies principally through Agricultural Supply Inc., a wholly owned subsidiary with warehouses in Arizona, New Mexico, Southern California and Mexico. The Company's internet site address is http://www.ecosoil.com.

The statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, including those discussed in the periodic reports from time to time fled by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (and including in particular those listed under the caption "factors that may affect future performance" in the Company's Annual report on Form 10-K filed March 31, 1998 and in the Company's Quarterly report on Form 10-Q filed November 9, 1998).


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                                 EXHIBIT B

                           ECO SOIL SYSTEMS, INC.
                         ATTACHMENT TO FORM 12b-25

PART IV -- OTHER INFORMATION

          ECO SOIL SYSTEMS, INC. (ESSI) TODAY ANNOUNCED RECORD REVENUES
                      FOR THE YEAR ENDED DECEMBER 31, 1998

RANCHO BERNARDO, CA, MARCH 10, 1999 -- Eco Soil Systems, Inc. (NASDAQ: ESSI) today announced sales for the twelve months ended December 31, 1998 were a record $82.4 million, an increase of 120 percent over 1997 sales of $37.5 million. The increase reflects growth across both the agriculture and turf segments. The Company reported a net loss for 1998 of $10.0 million, or $.61 per share, compared to a net loss of $1.1 million, or $.10 per share, for 1997.

Fourth quarter sales were a record $17.1 million, an increase of 104% over the $8.4 million reported in the fourth quarter of 1997. The increase was primarily attributable to the Company's agricultural segment, which had revenues of $6.6 million in the fourth quarter of 1998, compared to $281,000 in the fourth quarter of 1997. The Company reported a net loss of $12.2 million, or $.73 per share, for the fourth quarter of 1998, compared to a net loss of $1.9 million, or $.15 per share, for the fourth quarter of 1997.

"Fourth quarter results were negatively impacted by $3.9 million of charges related to the restructuring of our turf business, as well as $857,000 of interest expense related to the termination of a line of credit," said William
B. Adams, chairman and chief executive officer. "These charges are outlined in more detail in our press release of February 11, 1999."

The 1998 loss includes over $1.0 million in losses or other expenses related to the Company's Aspen Consulting, Turf Products, Turfmakers and Direct Products subsidiaries, which have either been disposed of or substantially restructured in 1998. In addition, the fourth quarter results also reflect expenses totaling approximately $2.2 million related to the buyout or cancellation of certain exclusive distribution agreements. These changes were driven by the contract signed with the Scotts Company on December 11, 1998. As a result, the Company hired 25 sales representatives formerly with Scotts, who will now be actively marketing the Company's proprietary products in geographic territories previously served by distributors. Adams continued, "We expect that the expansion of our sales force through the Scotts transaction, and the streamlining of our turf operations and work force in the fourth quarter, will help us increase sales and achieve better operating efficiencies in 1999 and beyond."

The following outlines the more significant accomplishments made by the company in 1998:

1. The Company received approval of its primary product, the BioJect-R-, by the EPA as a delivery device for biopesticide products. The Company can now aggressively

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     promote the BioJect and significantly increase its marketing efforts in both agriculture and turf markets.

2. The Company increased the number of agricultural acres using its proprietary products from 2,000 at the beginning of 1998 to in excess of 25,000 presently.

3. The Company's turf division continues to grow significantly. Revenues for the Eastern and Western golf regions, where there were no acquisitions during 1998, increased 47 percent and 79 percent, respectively, from 1997 to 1998. The Company now has in excess of 85 sales people in golf, covering half of the approximately 16,000 golf courses in the United States. All of these sales people are being trained on the Company's proprietary products, and their compensation program provides additional incentives for selling the Company's proprietary products.

4. Three of the Company's products have been approved by the Organic Materials Review Institute for use on organic farms, which opens a new market for the Company's proprietary products in this expanding agricultural sector. During 1998 the Company had successful results on tomatoes, potatoes, melons, peppers, avocados, sugar cane and strawberries. Tests will be conducted in 1999 on cotton and alfalfa.

5. The Company licensed additional products from Mycogen, the USDA, and Rutgers University in 1998, which will significantly enhance its product portfolio in 1999. All these new products will be marketed as biopesticide and delivered through the BioJect as each gets label authorization from the EPA.

"1998 proved to be a year in which the Company strengthened its sales and marketing teams, cleared a key regulatory hurdle for our proprietary products, improved our operating efficiencies for the future and acquired several new products," said Doug Gloff, president and chief operating officer.

ESSI distributes and supports a proprietary line of biotech products that are used to treat chronic soil and water quality problems. The Company's principal proprietary product is the BioJect-R-, which cultures and dispenses biological products through irrigation systems. The Company distributes a wide range of turf maintenance products principally through Turf Partners, Inc. a division of the Company with warehouses in Arizona, Connecticut, Illinois, Indiana, Michigan, New Hampshire, New York, Ohio, Pennsylvania, Southern California and Virginia. The Company distributes irrigation supplies principally through Agricultural Supply Inc., a wholly owned subsidiary with warehouses in Arizona, New Mexico, Southern California and Mexico. Eco Soil's Internet site address is http:/www.ecosoil.com.

The statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, including those listed under the caption "factors that may affect future performance" in the Company's Annual Report on Form 10-K filed March 31, 1998 and in the Company's Quarterly Report on Form 10-Q filed November 9, 1998.

                        ECO SOIL SYSTEMS, INC.

                 CONSOLIDATED STATEMENTS OF OPERATIONS

                 (In Thousands, Except Per Share Data)

                                                                        Three Months                    Twelve Months
                                                                      Ended December 31,              Ended December 31,
                                                                    ------------------------       ------------------------
                                                                       1998           1997            1998           1997
                                                                    --------       --------        ---------       --------
Revenues:

      Turf/Golf                                                     $ 10,528       $  8,103         $ 61,336       $ 36,975
      Agriculture                                                      6,561            281           21,035            550
                                                                    --------       --------         --------       --------
           Total revenues                                             17,089          8,384           82,371         37,525

Cost of revenues:

      Turf/Golf                                                        8,641          6,210           43,698         25,240
      Agriculture                                                      4,881             22           14,738             51
                                                                    --------       --------         --------       --------
           Total cost of revenues                                     13,522          6,232           58,436         25,291

Gross profit                                                           3,567          2,152           23,935         12,234

Operating expenses:

      Selling, general and administrative                              9,573          3,305           24,967         11,162
      Research and development                                           271             80              584            269
      Special charges                                                  3,875              -            3,875              -
                                                                    --------       --------         --------       --------
Income (loss) before interest, depreciation and amortization         (10,152)        (1,233)          (5,491)           803
      Depreciation                                                       348            443            1,566            819
      Amortization of intangibles                                        256            179            1,108            580
                                                                    --------       --------         --------       --------
Loss from operations                                                 (10,756)        (1,855)          (8,165)          (596)

Interest expense                                                       1,715             78            2,494            579
Interest income                                                         (301)           (26)            (654)           (97)
                                                                    --------       --------         --------       --------
Net loss                                                            $(12,170)      $ (1,907)        $(10,005)      $ (1,078)
                                                                    --------       --------         --------       --------
                                                                    --------       --------         --------       --------

Net loss per share, basic and diluted                               $  (0.73)      $  (0.15)        $  (0.61)      $  (0.10)

Shares used in calculating net loss per share, basic and diluted      16,771         12,706           16,361         11,327

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